U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 10, 2015

VIA EDGAR TRANSMISSION

Stephanie Hui
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	HCIM Trust (the “Trust”) (File Nos. 333-190020; 811-22871) Hatteras Disciplined Opportunity Fund (the “Fund”) Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)

Dear Ms. Hui:

This letter responds to the comments the Trust received from you on March 27, 2015 with respect to the Fund’s Proxy Statement that was filed on March 17, 2015. In connection with this response to your comments, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and;

(3)	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and the Trust’s responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Proxy Statement.

Comment 1.	On page 2, please revise the Proposal to refer to the new Advisor, Hatteras Funds, LLC.

Response:	The requested change has been made.

Comment 2.	Please explain why the Proxy Statement includes references to The MDE Group, Inc.

Response:
The Fund’s Sub-Advisor, Acertus Capital Management, LLC, and The MDE Group, Inc. (“MDE Group”) are under the common control of Mitchell D. Eichen and are each expected to be acquired as part of the same transaction with Beacon Trust Company. Because of their affiliation and because the Sub-Advisor manages a portion of the assets of certain MDE Group clients, the Trust believes it may be helpful to Fund shareholders to understand that both firms are being acquired by Beacon Trust Company given the relationship some shareholders may have with both the Fund and MDE Group.

Comment 3.	Please confirm whether the Trust expects to satisfy the terms of the safe harbor provisions of Sections 15(f)(1)(A) and (B).

Response:
The Trust confirms that it expects to satisfy the terms of the safe harbor provisions of Sections 15(f)(1)(A) and (B). In particular, the Trust notes that, (A) for the three-year period following the Transaction, the Trust expects to continue to have a Board 75% of the members of which are not interested persons of the Sub-Advisor and (B) for the two-year period following the Transaction, the Fund expects to continue to be subject to the fees and expenses no higher than those in place prior to the Transaction.

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Comment 4.
On page 3, the Proxy Statement notes that if the Proposal is not approved by Fund shareholders, the Board may consider alternatives, including entering into an interim sub-advisory agreement. If an interim sub-advisory agreement is expected to be in place prior to the shareholder meeting, please revise the disclosure accordingly.

Response:
The Trust expects to rely on an interim sub-advisory agreement prior to receiving shareholder approval for the Proposal. Consequently, the disclosure has been revised to delete references to an interim sub-advisory agreement as an alternative if Fund shareholders do not approve the Proposal.

Comment 5.	Under “Summary of the Proposed Sub-Advisory Agreement—Management Fees,” please disclose the aggregate amount paid to the Sub-Advisor during the last fiscal year.

Response:	The following sentence has been added to the above-referenced paragraph: “For the fiscal year ended December 31, 2014, the Sub-Adviser received from the Adviser sub-advisory fees of $65,688.”

Comment 6.	Under “Summary of the Proposed Sub-Advisory Agreement,” please specify the date of the Old Sub-Advisory Agreement.

Response:
The above-referenced section has been revised as follows: “The Old Sub-Advisory Agreement was dated July 1, 2014, was most recently approved by the Board, including a majority of the Independent Trustees, on August 21, 2013, and was approved by the Fund’s initial shareholder on December 31, 2013.”

If you have any additional questions or require further information, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Very truly yours,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for HCIM Trust

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